NorthWestern Energy

NEW STRENGTH. NEW STRATEGY. NEW ENERGY.



2004 ANNUAL REPORT

NorthWestern Energy™

NORTHWESTERN CORPORATION d/b/a NORTHWESTERN ENERGY IS ONE OF THE LARGEST PROVIDERS OF ELECTRICITY AND NATURAL GAS IN THE UPPER MIDWEST AND NORTHWEST, SERVING MORE THAN 617,000 CUSTOMERS IN MONTANA, SOUTH DAKOTA AND NEBRASKA. NORTHWESTERN'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE TRADING SYMBOL NWEC.

in thousands except per share amounts

FINANCIAL HIGHLIGHTS

	PREDECESSOR AND SUCCESSOR COMBINED* YEAR ENDED DEC. 31 2004	SUCCESSOR COMPANY NOV. 1 – DEC. 31 2004	PREDECESSOR COMPANY JAN. 1 – OCT. 31 2004	PREDECESSOR COMPANY YEAR ENDED DEC. 31 2003
Operating Revenues	$1,038,989	$205,952	$833,037	$1,012,515
Gross Margin	475,160	89,177	385,983	476,848
Operating Income	638,063	19,842	618,221	78,673
Earnings (Loss) on Common Stock	544,433	(6,944)	551,377	(128,670)
Cash Provided by (Used in) Continuing Operations	150,861	(9,685)	160,546	(105,673)
Basic and Diluted Loss Per Share				
from Continuing Operations		$(0.18)		
Average Shares Outstanding		35,614		

	SUCCESSOR COMPANY DEC. 31, 2004	SUCCESSOR COMPANY OCT. 31, 2004	PREDECESSOR COMPANY DEC. 31, 2003
Assets	$2,413,516	$2,524,964	$2,456,849
Total Debt	836,946	910,154	2,149,787
Debt to Capitalization	54%		
Year-end Stock Price	28.00		
Market Capitalization at Year-end	997,196		

OPERATING HIGHLIGHTS

	PREDECESSOR AND SUCCESSOR COMBINED* YEAR ENDED DEC. 31 2004	PREDECESSOR COMPANY YEAR ENDED DEC. 31 2003
Regulated Electric Sales (MWh)	9,630	9,205
Unregulated Electric Sales (MWh)	1,794	1,701
Regulated Natural Gas Sales (MMBtu)	28,886	29,699
Unregulated Natural Gas Sales (MMBtu)	19,978	15,450
Employees	1,341	1,269

**unaudited*

TABLE OF CONTENTS

__Below (L):__ Crews restore the wilderness terrain to its native state following installation of an underground transmission pipeline. __Below (R):__ Wearing protective clothing, a lineman works on an energized 500 kV transmission line in central Montana using bare-handing techniques.



FELLOW SHAREHOLDERS:

In 2004, we took significant steps to create the new NorthWestern Energy, a company with *new strength, new strategy* and *new energy*. After 13 and one-half months, we emerged from Chapter 11 bankruptcy a much stronger company financially and repositioned to better serve our customers with reliable and competitively priced energy services. Our new common stock is traded on NASDAQ under the symbol NWEC, which represents our new corporate name. We are well on our way to regaining our stature as one of the largest and most reliable providers of electricity and natural gas in the Upper Midwest and Northwest, serving more than 617,000 customers in Montana, South Dakota and Nebraska.



Michael J. Hanson, *President and CEO*

Fresh-Start Reporting Impact on Financial Results

Our 2004 financial highlights are presented using fresh-start reporting. Our consolidated earnings on common stock in 2004 were $544.4 million, compared with a loss of $128.7 million in 2003. This substantial improvement in 2004 is primarily a result of reorganization items and is not comparable to NorthWestern's post-emergence actual or potential operating performance. The fresh-start reporting process requires us to revalue our assets and liabilities as if they were purchased or assumed on November 1, 2004. During 2004, consolidated revenues were $1.0 billion, up 2.6 percent from 2003. More than 80 percent of our revenues are derived from our core regulated electric and natural gas utility operations.



A key financial measure of our business is cash flow from operations. Cash provided by continuing operating activities was $150.9 million in 2004, compared with cash used of $105.7 million during 2003. This more than $250 million enhancement in cash flow in 2004 was substantially due to improvements in working capital from better terms with vendors and the suspension of interest payments on our unsecured debt. Our total liquidity at year end, including available cash and credit facilities, was approximately $116 million. We continue to place strong emphasis on improving cash generation and cash management in 2005.

NEW STRENGTH

We emerged from bankruptcy as a solid company with a strong balance sheet and reliable cash flow. We have divested noncore businesses and assets and refocused our attention on what we do best — managing a regulated electric and natural gas utility business. We significantly reduced our debt, lowered our operating costs and negotiated new energy supply contracts and vendor agreements. In addition, we were successful in resolving most of our major outstanding legal proceedings.

We are working hard to rebuild our credibility in the financial markets. At emergence, we successfully completed the placement of $450 million in new senior secured notes and credit facilities. The $225 million senior secured 10-year notes were priced at an annual interest rate of 5 7/8 percent, which was one of the lowest-priced callable notes sold recently in the high-yield market.

One of our immediate goals is to regain an investment grade rating on our debt. We are focused on reaching this goal by further reducing debt which will improve our balance sheet and reduce our costs. At year end, NorthWestern had $836.9 million in debt and capitalized leases with an average interest rate of approximately 6 percent. In 2004, we used



existing cash to repay approximately $83 million in secured debt. We are targeting an additional reduction of approximately $80 million in debt in 2005 from available cash, operating cash flow and borrowing capacity which will lower our debt to capitalization to approximately 51 percent. In addition, we are reviewing opportunities to further improve our balance sheet and reduce interest expense by amending and refinancing existing debt and credit facilities.

In March 2005, our Board of Directors instituted a quarterly cash dividend on our common stock of 22 cents per share. The Board believes an indicated annual dividend of 88 cents per share with a payout of 60 to 65 percent of net income is appropriate and comparable with other similar utilities. The Board will periodically review the dividend to insure that we provide a competitive return to our shareholders.

State and federal regulatory decisions have a great effect on our company. We are diligently working to improve our relationship with regulators to help enhance the consistency and predictability of regulatory decisions. In 2004, we made important strides in resolving past regulatory issues by reaching a settlement agreement with the Montana Public Service Commission and Montana Consumer Counsel regarding past financial matters and our reorganization.

Finally, to further improve our credibility with financial markets, regulators and investors, we are continuing to implement strong and sustainable internal financial controls that emphasize the accuracy and transparency of our financial results. In assessing the effectiveness of our internal controls over financial reporting as of year-end 2004, we identified a material weakness in controls associated with accounting for certain regulated and unregulated energy supply transactions. Improved policies, procedures and control activities over regulated and unregulated energy procurement that address the material weakness have been developed throughout 2004 and will be fully implemented in 2005.

NEW STRATEGY

For more than 80 years, we have provided our customers with reliable, cost-competitive energy with industry-leading service. Even though we are technically a new company, we



Inset: *A NorthWestern employee assists with unloading one of the 65-foot laminate structures used in a rebuild project in Yankton, S.D.*
Below: *In 2004, NorthWestern completed a three-year, $2.1 million system improvement project that included construction of a new substation in Laurel, Mont.*


T & D Business
Cash
Maintain and Enhance Operations
Reduce Debt
Pay Dividend
Grow the Business
Value Creation Strategy

will build on our history of performance and customer service, focusing on key strategies that will ensure our future success.

We own and operate safe, reliable electricity and natural gas distribution and supply businesses. Despite serving vast areas, our utility operations have a history of strong reliability ratings compared to the industry sector as a whole.



Our utility operations are cost competitive, comparing favorably to national averages reported by our industry trade association, the Edison Electric Institute. We are continuing to integrate our operations in Montana, South Dakota and Nebraska to capitalize on best practices and realize economies of scale.

Our financial plans and fiscal policies have been designed to be consistent with the conservative business profile of a regulated utility. This will allow us to pursue cash flow and earnings growth which is linked to the stable growth from our existing transmission and distribution system.

We closely manage the sources and uses of our cash. Our core transmission and distribution business generates a significant amount of cash which is at the center of our value creation strategy.

__Inset:__ Welders piece together segments of a steel natural gas transmission line. __Center:__ Employees consult with government inspectors along a new natural gas transmission line in a remote and mountainous section of Montana. __Below:__ A NorthWestern crew from Montana and South Dakota install a feeder line to an ethanol plant under construction near Hudson, S.D.





***Above:** Crews work on the Lewis and Clark natural gas transmission loop that skirts Glacier National Park in Montana. **Center:** Two Huron employees perform a leak survey on the natural gas distribution system in Wolsey, S.D. **Inset:** A distribution operations director tries his hand at climbing an electric transmission tower.*

After paying for the cost of running our business, we will use our available cash to maintain and enhance our business and then reduce debt and pay dividends in order to continuously increase value to our shareholders. Finally, we will use any remaining cash on targeted growth opportunities.

We expect to spend approximately $80 million on capital projects in 2005 to maintain and grow our vast infrastructure to meet our customers' needs. Initially we have targeted modest growth in our business, but in the future, we may expand our existing infrastructure to enhance our core regulated utility operations. For example, we believe that by expanding our strategically located electric transmission networks, we can take advantage of current market conditions to create growth opportunities by providing the transportation system necessary to move energy throughout and beyond the states we serve.



NEW ENERGY

NorthWestern Energy is more committed than ever to energizing our business for our customers, our shareholders, our communities and our employees.

ServiceOne

Every day our dedicated employees work to ensure our customers have safe, reliable energy. Our customer care program ranks as one of the best in the country. We received the prestigious ServiceOne™ award in 2004 for exceptional customer care from the national industry benchmarking firm, PA Consulting Group. The ServiceOne™ award reflects the hard work of NorthWestern Energy's customer care organization which handles an average of nearly 1.5 million customer contacts or transactions every year.

Our future is linked to the 349 communities we serve. In addition to fostering growth in our communities through economic development support, we have a responsibility for being a leading citizen to our neighbors. In 2005, we expect to contribute approximately $500,000 to address the needs of our communities. Our local employees through voluntary contribution committees, not management, will make funding decisions based on local priorities.

Our employees also care about our industry's challenges in other parts of the country. For example, 18 of our South Dakota and Montana electric linemen spent more than three weeks helping Florida utilities restore service to thousands of residents after last year's destructive hurricanes.

We appreciate the efforts of our loyal employees who have stood with us throughout the uncertainties and challenges of the past year and who will share in our future achievements.



__Above:__ NorthWestern maintains a 12- to 18-person crew of linemen trained to perform maintenance on energized 500 kV electric transmission lines using bare-handing techniques. __Inset:__ In September, NorthWestern sent 18 linemen, two bucket trucks and a line truck to Florida to help repair the electrical system damaged by four major hurricanes.

On March 29, 2005, our former president and chief executive officer, Gary Drook, announced his retirement. We are indebted to Gary for his leadership through our successful restructuring. We thank him for his contributions and wish him the very best in retirement.

I am humbled by the faith the Board has placed in me by my appointment as president, chief executive officer and director of this great company. We have a strong management team which collectively has more than 220 years of utility management experience.

In addition, we have the assistance of an impressive, highly qualified new Board of Directors whose members have substantial experience in the utility business. Our new Board chairman, Linn Draper, is the retired chairman, president and chief executive officer of American Electric Power, Inc. We are fortunate to have a person with his industry expertise and knowledge available to us for advice and counsel. Joining him on the Board are Stephen Adik, retired vice chairman of NiSource; Jon Fossel, retired chairman, president and chief executive officer of Oppenheimer Management Corporation; Julia Johnson, president of NetCommunications, LLC and former chairperson of the Florida Public Service Commission; and Phil Maslowe, former vice president and chief financial officer of The Wackenhut Corporation. We are benefiting from their experience and guidance. Corbin McNeill, retired chairman and co-chief executive officer of Exelon



Corporation, also served on our Board through May 2005, but resigned to avoid a possible interlocking directorship with another nonaffiliated utility.

We have *new strength* in the company we have built from our proud heritage. We have assembled a new management team to lead our loyal employees, gained a new, experienced Board of Directors, and implemented a comprehensive *new strategy* with a new, strong balance sheet. We also have *new energy* as we look forward to reporting on the future achievements of the new NorthWestern.

Sincerely,

Michael J. Hanson, *President and Chief Executive Officer*
May 31, 2005

ELECTRIC OPERATIONS



NorthWestern Energy's regulated electric operations serve one of the largest geographic service areas in the United States covering the western two-thirds of Montana and the eastern third of South Dakota. Combined, we provide highly reliable and cost efficient electric service to 368,200 customers in 297 communities and surrounding rural areas in Montana, South Dakota and Yellowstone National Park in Wyoming.

We are focused on maximizing the value of our regulated transmission and distribution system by continuing to integrate and automate our operations. Combined, we operate 23,200 miles of distribution lines, 7,000 miles of transmission lines, 455 substations and approximately 430,000 poles. To meet the growing demand for electricity by our customers, we are investing in growing and maintaining our extensive infrastructure system. As an example, in the fourth quarter of 2004, we began construction of a $12.5 million, 30-mile, 161 kV transmission line to provide additional electric supply to the growing Gallatin Valley near Bozeman, Montana. Prior to construction, NorthWestern Energy worked with state environmental and regulatory officials in conducting a nearly year-long public participation process to review and receive public comment on an appropriate siting of the power line and facilities. The project, which should be completed by year-end 2005, will be constructed primarily on existing right-of-way to minimize the impact of the new line.

in thousands	UNAUDITED PREDECESSOR AND SUCCESSOR COMBINED **2004**	PREDECESSOR COMPANY **2003**
REGULATED ELECTRIC		
Revenues	$571,923	$601,646
Gross Margin	$299,302	$314,509
Sales Volumes (MWh)	9,630	9,205
UNREGULATED ELECTRIC		
Revenues	$88,694	$69,858
Gross Margin	$61,755	$47,091
Sales Volumes (MWh)	1,794	1,701

With federal deregulation, starting with the Energy Policy Act of 1992 and continuing with the Federal Energy Regulatory Commission's efforts to implement regional transmission organizations, transmission systems are no longer designed to match native load with native generation. Instead, transmission systems are called upon to provide intermarket energy transmission.

NorthWestern Energy is uniquely positioned to provide transmission service to customers transporting energy across our system and to energy generators in our control area that need to reach other markets. Our Montana transmission system has interconnections to several major transmission systems located in the Western Electricity Coordinating Council area that also connects with the Mid-Continent Area Power Pool (MAPP) region.

NorthWestern Energy is looking to take advantage of our strategically located service area to evaluate, promote and successfully market transmission growth opportunities. There are several proposed generation developments on the drawing board in NorthWestern Energy's control area that provide us the opportunity to expand our transmission infrastructure to deliver this energy to higher-growing energy markets primarily to the West and Southwest United States.

In addition, we are working diligently with the communities in our service territories to promote economic development, another growth opportunity that allows us to grow with the communities we serve.

We purchase from third parties almost all of the power needed to satisfy our Montana retail customers. To serve our South Dakota electric customers, we jointly own three coal-fired power plants with unaffiliated parties and nine wholly owned power peaking units to supply 312 net megawatts of power generation.




Kalispell
Havre
Missoula
Great Falls
Helena
Butte
MONTANA
Bozeman
Billings
COLSTRIP UNIT 4
YELLOWSTONE NATIONAL PARK
NORTH DAKOTA
COYOTE 1
MINNE
SOUTH DAKOTA
Aberdeen
BIG STONE
Brookings
Huron
Mitchell
WYOMING
NEBRASKA
Yankton
IOWA
NEAL #4

NorthWestern's unregulated electric operations consist of a lease of a 30 percent share of Colstrip Unit 4, a 750 megawatt gross-capacity coal-fired power plant located in southeastern Montana and a two megawatt run-of-the-river hydroelectric generation facility located at the confluence of the Clark Fork and Blackfoot Rivers near Missoula, Montana. We sell our leased share of Colstrip Unit 4 generation, representing 222 megawatts, principally under third-party contracts.

Inset: *The sun rises on a substation expansion project outside of Stanford, Mont.* ***Below (L):*** *Crews participate in a bucket-truck rescue exercise as part of the company's intense safety training program.* ***Below (R):*** *Crews prepare to install a casing for a laminated power pole in Yankton, S.D.*

Electric Distribution Service Area

LEGEND

- NorthWestern Electric Transmission Lines
- Supplier-owned Electric Transmission Lines
- Electric Generating Plant (steam)
- Electric Generating Plant (internal combustion)


TELELECT



NATURAL GAS OPERATIONS

NorthWestern Energy's regulated natural gas operations serve approximately 249,000 customers in 168 communities in Montana, South Dakota and Nebraska. We maintain 5,700 miles of distribution gas mains and 2,000 miles of transmission pipelines as well as 16.3 bcf of gas storage in our three-state service area. In addition to providing wholesale transportation and storage services, we provide fully bundled services to our retail customers. Our objective is a low-cost, safe and reliable supply of clean-burning natural gas with superior service.

Our strategy is focused on expanding our natural gas transmission and distribution operations to accommodate our customers' increasing needs. For example, during 2004 we built a $4.5 million seven-mile transmission pipeline loop in northwestern Montana to provide additional capacity to our growing customer base. To reduce the environmental impact of the project, we buried a new 12-inch, high-pressure pipeline adjacent to an existing eight-inch natural gas transmission line that had reached its capacity because of the population growth in Kalispell and other Flathead Valley communities.



Our regulated natural gas utility operations in Montana, South Dakota and Nebraska provided approximately 28.9 million MMBtu (million British Thermal Units) of natural gas to our retail customers in 2004, down about 2.7 percent from 2003 due to warmer than normal historic weather. Like most utilities, we buy our natural gas supply through third-party fixed-term purchase contracts, natural gas storage services contracts and short-term market purchases. Our portfolio approach allows us to maintain a diversified supply of natural gas sufficient to meet our supply requirements at competitive stable prices. We also have direct access to suppliers in the major natural gas producing regions in the United States, primarily the Rockies (Colorado), Mid-Continent, Panhandle (Texas/Oklahoma), Montana and Alberta, Canada.

Through an unregulated subsidiary, NorthWestern markets gas supply to large volume customers, primarily in South Dakota, and operates 87.5 miles of intrastate natural gas pipeline located in eastern South Dakota. In 2004, our unregulated wholesale operations sold approximately 20 million MMBtu of natural gas, up 29.3 percent from 2003 due primarily to increased usage by ethanol facilities in eastern South Dakota.

Above: *With the Continental Divide as a backdrop, crews weld part of a natural gas pipeline.* ***Inset:*** *NorthWestern employees put the finishing touches on a gas main installation project in Mitchell, S.D.*



in thousands	UNAUDITED PREDECESSOR AND SUCCESSOR COMBINED 2004	PREDECESSOR COMPANY 2003
REGULATED NATURAL GAS		
Revenues	$311,691	$279,062
Gross Margin	$106,487	$104,051
Sales Volumes (MMBtu)	28,886	29,699
UNREGULATED NATURAL GAS		
Revenues	$137,005	$100,757
Gross Margin	$8,758	$12,126
Sales Volumes (MMBtu)	19,978	15,450


COBB STORAGE
Havre
BOX ELDER STORAGE
Kalispell
Great Falls
Missoula
Helena
MONTANA
NORTH DAKOTA
Butte
Bozeman
Billings
DRY CREEK STORAGE
Aberdeen
SOUTH DAKOTA
MINNESOTA
Huron
Mitchell
Yankton
WYOMING
IOWA
NEBRASKA
North Platte
Grand Island
Kearney
Natural Gas Distribution Service Area
LEGEND
NorthWestern Gas Pipelines
Supplier-owned Gas Pipelines
Storage Fields
Compressor Stations

BOARD OF DIRECTORS

AUDIT COMMITTEE
STEPHEN P. ADIK, CHAIR
JON S. FOSSEL
PHILIP L. MASLOWE

HUMAN RESOURCES COMMITTEE
PHILIP L. MASLOWE, CHAIR
DR. E. LINN DRAPER, JR.
JULIA L. JOHNSON

GOVERNANCE COMMITTEE
JON S. FOSSEL, CHAIR
STEPHEN P. ADIK
JULIA L. JOHNSON

DR. E. LINN DRAPER, JR.
CHAIRMAN OF THE BOARD
AUSTIN, TEXAS
Age 63, Director Since November 2004

- Retired Chairman, President and Chief Executive Officer of American Electric Power Co., Inc., a public utility holding company.
- Dr. Draper serves on the board of directors of Sprint, a telecommunications services company; Temple-Inland, a corrugated packaging, forest products and financial services business; Alliance Data Systems Corporation, a provider of transaction, credit and marketing services; and Alpha Natural Resources, Inc., a coal producer.

PHILIP L. MASLOWE
PALM BEACH GARDENS, FLORIDA
Age 58, Director Since November 2004

- Formerly Executive Vice President and Chief Financial Officer of The Wackenhut Corporation, a security staffing and privatized prisons corporation.
- Mr. Maslowe was the former nonexecutive Chairman of the Board of AMF Bowling Worldwide, Inc., operators of bowling centers and providers of sporting goods.

STEPHEN P. ADIK
VALPARAISO, INDIANA
Age 61, Director Since November 2004

- Retired Vice Chairman of NiSource, Inc., an electric and natural gas production, transmission and distribution company.
- Mr. Adik serves on the board of directors of Beacon Power, a company that designs and manufactures power conversion and sustainable energy storage systems for the distributed generation, renewable energy and backup power markets; and Chicago SouthShore and SouthBend Railroad, a privately held regional carrier serving northwestern Indiana.

JULIA L. JOHNSON
WINDERMERE, FLORIDA
Age 42, Director Since November 2004

- President and Founder of NetCommunications, LLC, a strategy consulting firm specializing in the energy, telecommunications and information technology public policy arenas; former Chairperson of the Florida Public Service Commission.
- Ms. Johnson serves on the board of directors of Allegheny Energy, an investor-owned electric utility holding company; and Mastec, Inc., a company which designs, constructs and maintains telecommunications and cable television networks.

MICHAEL J. HANSON
SIOUX FALLS, SOUTH DAKOTA
Age 46, Director Since May 2005

- President and Chief Executive Officer of NorthWestern Energy since May 20, 2005; President since March 2005; Chief Operating Officer since August 2003 and has led NorthWestern's utility operations since June 1998.
- Mr. Hanson has nearly 25 years utility industry experience in operations, finance and legal leadership, including 20 years with Northern States Power (now Xcel Energy).
- Mr. Hanson serves as Chairman and Chief Executive Officer of NorthWestern Services Corporation, a NorthWestern subsidiary.

JON S. FOSSEL
ENNIS, MONTANA
Age 63, Director Since November 2004

- Retired Chairman, President and Chief Executive Officer of Oppenheimer Management Corporation, a mutual fund investment company.
- Mr. Fossel serves on the board of directors of UnumProvident Corporation, a disability and life insurance provider.

Dr. E. Linn Draper, Jr. — Philip L. Maslowe — Stephen P. Adik — Julia L. Johnson — Michael J. Hanson — Jon S. Fossel



COMPANY OFFICERS

MICHAEL J. HANSON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

- Current position since May 20, 2005, formerly President since March 2005; Chief Operating Officer August 2003-March 2005.
- Nearly 25 years utility industry experience in operations, finance and legal leadership.

BRIAN B. BIRD
CHIEF FINANCIAL OFFICER

- Current position since December 2003.
- 18 years financial management experience with energy and other large industrial companies.

PATRICK R. CORCORAN
VICE PRESIDENT – GOVERNMENT AND REGULATORY AFFAIRS

- Current position since 2001.
- 26 years utility industry experience.

ALAN D. DIETRICH
VICE PRESIDENT – LEGAL ADMINISTRATION AND CORPORATE SECRETARY

- Current position since 1989.
- 26 years utility industry legal experience.

PAUL J. EVANS
TREASURER

- Current position since July 2004.
- 9 years utility industry finance experience.

DAVID G. GATES
VICE PRESIDENT – TRANSMISSION OPERATIONS

- Current position since May 2003.
- 26 years utility industry experience.

KENDALL G. KLIEWER
CONTROLLER

- Current position since June 2004.
- 8 years financial management experience.

THOMAS J. KNAPP
GENERAL COUNSEL

- Current position since December 2004.
- 25 years of corporate and large legal firm experience with energy, transportation and other industrial companies.

MICHAEL L. NIEMAN
INTERNAL AUDIT AND CONTROLS OFFICER

- Current position since December 2004.
- 12 years utility industry finance experience.

CURTIS T. POHL
VICE PRESIDENT – DISTRIBUTION OPERATIONS

- Current position since August 2003.
- 18 years utility industry experience.

BOBBI L. SCHROEPPEL
VICE PRESIDENT – CUSTOMER CARE

- Current position since June 2002.
- 11 years utility industry experience.

ROGER P. SCHRUM
VICE PRESIDENT – HUMAN RESOURCES AND COMMUNICATIONS

- Current position since December 2003.
- 21 years of management experience in utility and energy industry.

BART A. THIELBAR
VICE PRESIDENT – INFORMATION TECHNOLOGY

- Current position since June 2002.
- 12 years IT management experience.

GREGORY G. A. TRANDEM
VICE PRESIDENT – SUPPORT SERVICES

- Current position since January 2003.
- 28 years utility industry experience.

CORPORATE HEADQUARTERS

NorthWestern Energy
125 S. Dakota Avenue
Sioux Falls, S.D. 57104
Phone: (605) 978-2908
Fax: (605) 978-2910
Web site: www.northwesternenergy.com

MARKET INFORMATION

Common Stock	NASDAQ: NWEC
Year-End Closing Price	$28.00
Common Stock Warrants	NASDAQ: NWECW
Year-End Closing Price	$5.00

COMMON STOCK DIVIDENDS

We currently pay a quarterly dividend of 22 cents per share. Record and payment dates for 2005 are as follows:

Record Date	Payment Date
March 24	March 31
June 15	June 30
September 15	September 30
December 15	December 31


NORTHWESTERN
CORPORATION
NASDAQ LISTED NWEC
NorthWestern Energy

2005 ANNUAL MEETING

July 14, 2005
2:00 p.m. (Central time)
Holiday Inn City Centre
100 W. 8th Street
Sioux Falls, S.D.

SHAREHOLDER INQUIRIES

Registrar, Transfer Agent and Dividend Disbursing Agent

Questions regarding stock transfer, lost certificates and dividend checks should be referred to:

LaSalle Bank, N.A.
135 South LaSalle Street
Chicago, IL 60603
Telephone: (800) 246-5761, Option #2

Investor Relations

Phone: (605) 782-5345
E-mail: investor.relations@northwestern.com

Media Relations

Phone: (605) 978-2848

Brokerage Accounts

Stock purchased and held for shareholders by brokers is listed in the broker's name, or "street name." Annual and quarterly reports, proxy material and dividend payments are sent to shareholders by their broker. Questions should be directed to the broker.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402-1844

CORPORATE GOVERNANCE INFORMATION

Corporate governance information, including our corporate governance guidelines, Code of Conduct, Code of Ethics for CEO and Senior Financial Officers, and charters for the committees of our Board of Directors, is available on our Web site at www.northwesternenergy.com under For Investors, Corporate Governance.

FINANCIAL PUBLICATIONS

The company reports details concerning its operations and other matters periodically to the Securities and Exchange commission on Forms 8-K, 10-Q and 10-K. These publications are available on our Web site at www.northwesternenergy.com under For Investors, Investor Information or by contacting Investor Relations.

NorthWestern™
Energy

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Although our expectations and beliefs are based on reasonable assumptions, actual results may differ materially. These factors are listed in our 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Forward-looking statements are all statements other than statements of historical fact, including without limitation, those statements that are identified by the words anticipates, estimates, expects, intends, plans, predicts *and similar expressions.*

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

Printed on recycled paper.

NorthWestern Energy

125 SOUTH DAKOTA AVENUE • SIOUX FALLS, SOUTH DAKOTA 57104



www.northwesternenergy.com